[Ameritas Life Insurance Corp. Logo]

                                                                 5900 "O" Street
                                                              Lincoln, NE  68510
                                                                    402-467-1122

December 17, 2009

                                                    Via EDGAR and Overnight Mail

Michelle Roberts, Senior Counsel
Office of Insurance Products
Division of Investment Management
Securities and Exchange Commission
100 F Street NE
Washington, D.C.  20549


Re: Ameritas Life Insurance Corp. ("Ameritas" or "Depositor") and Ameritas Variable Separate Account VA-2, 1940 Act No. 811-05192 ("Separate Account" or "Registrant")
         OVERTURE Medley! Flexible Premium Deferred Variable Annuity, 1933 Act No. 333-142483
         Post-Effective Amendment No. 9 on Form N-4 Pursuant to Rule 485(a) Response to Commission Staff Comments

Dear Ms. Roberts:

This letter is in response to Commission staff review comments received by telephone on November 30 and December 10-11, 2009, for the above-referenced amendment filed October 30, 2009. We attached selected pages from the prospectus showing revisions related to these comments and responses. We also plan to file a Rule 485(b) post-effective amendment with the revisions on or about December 22, 2009.

1. Cover Page. You commented that we should use the product's 1933 Act registration number when providing the SEC source for the statement of additional information.

     Response: We reinserted the product's 1933 Act registration number in this paragraph and on the Last Page.

2. Cover Page. You asked if the disclaimer "NO BANK GUARANTEE" indicated this product was sold primarily through banks.

     Response: As we discussed, this variable product is primarily sold by registered representatives and through other marketing channels, which may include offices at banks. The text is standard and we made no revision.

3. Page 2: You mentioned a typographical error, that the word "premium" should be plural.

     Response: We revised so that the word is now "premiums."

4. Page 5: You commented that ANNUAL FEES AND EXPENSES, ANNUAL POLICY FEES, uses the phrase "Policy Anniversary" and questioned whether the phrase should have the word "year" added.

     Response: As we discussed on November 30th, the terms "Policy Year" and "Policy Anniversary" are defined terms (under the same heading on page 3). Sometimes the term "Policy Year" is used and in other instances, such as this, "Policy Anniversary" is more appropriate. Therefore, we revised all uses of the phrase "Policy Year anniversary," which had been used on pages 6 and 12 of the prospectus, to the term "Policy Anniversary."

5. Page 6. You commented that in the CHARGES section for optional riders, the Minimum Initial Premium Rider waiver description did not match the TSA Minimum Initial Premium Rider waiver description, and asked whether these should be the same.

     Response: After review with our actuary, we revised the Minimum Initial Premium Rider waiver description to match the TSA Minimum Initial Premium Rider waiver description by changing it to read "Waived once Policy value is at least $50,000 on a Policy Anniversary."

6. Pages 10-11. You commented that maximum expenses in the Examples charts use the Expanded Estate Protection Benefit ("EEPB") fees for Issue Ages 0-70, but the fees for the EEDP are higher for Issue Ages 71-80. Therefore we should use fees for Issue Ages 71-80 as the maximum expenses, but we may disclose in notes that EEPB fees are less for owners who purchase the policy at typical Issue Ages 0-70.

     Response: We revised the Examples charts to include EEPB fees for Issue Ages 71-80. We also revised the applicable footnotes to the charts and added a parenthetical stating "(EEPB fees are less for typical Policy Owners who are Issue Ages 0-70)." Also as the result of this comment, on prospectus page 6, we adjusted the Total Cost of Highest Combination of Optional Fees to reflect EEPB fees for Issue Ages 71-80 and revised the accompanying footnote to disclose the changed information.

7. Page 12. You commented that the "Optional Free Withdrawal Riders" section second and fourth paragraphs use the term "as long as the Policy is in force," and requested that we state whether these riders can or cannot be cancelled.

     Response: We revised this section by deleting the sentence about "policy in force" at the end of the second paragraph and adding further explanation for those riders that may not be cancelled and will terminate when the policy terminates. We also separated out the reference to the TSA Hardship Waiver Rider for more clarification.

8. Page 13. You noted that a sentence regarding the TSA loan option was deleted on this page, but retained in a previous footnote.

     Response: The sentence on page 13 was deleted in error. We reinserted it.

9. Page 13. You mentioned that discussion about Guaranteed Lifetime Withdrawal Benefit ("GLWB") Charge stated "when the rider is inactive" and asked that we explain or cross-reference.

     Response: We added further explanation regarding the GLWB rider charges, consistent with text included in Post-Effective Amendment No. 8 to Registration No. 333-120972, filed October 30, 2009. We also changed the word "inactive" to "in the Inactive Phase," since use of the defined term is more precise and is consistent with the further explanation of the rider.

10. Page 14. You commented that the Separate Account Variable Investment Options section discussion of responsibilities under the Policy should better define the Depositor's obligations, specifically regarding claims paying ability.

     Response: We modified the phrase "We are responsible to you for meeting the obligations of the Policy," by adding text stating "which are subject to the claims paying ability of our general account." This is consistent with disclosure previously provided in the GLWB Rider section of the prospectus.

11. Page 18. You commented that in the phrase "greatest amount of any similar transfer," we should clarify the meaning of the word "similar."

     Response: We replaced the word "similar" with the term "non-systematic," as providing a more precise description of the previous transfer amount that should be compared.

12.  Part C. You provided the following two comments for Part C:
     a. On the Exhibits list (Item 24(b) of Form N-4), we should identify the exhibits that are submitted with the filing by stating "Filed Herein."

     Response: We will identify exhibits to future filings we submit by adding the notation "Filed Herein," where applicable, to the Item 24(b) Exhibits list. (We will also use the same convention for Form N-6 Part C Item 26 on future variable life filings submitted under Rule 485.)

     b. We should show the post-effective amendment for each Power of Attorney referenced on the Signatures page. This may be accomplished by:
          i. If on the Exhibits list: Show officer and director names in the applicable footnote(s); or
          ii. If on the Signatures page: Show cross-references to the applicable post-effective amendment filing and amendment numbers in the footnotes on this page.

     Response: We will specify the applicable post-effective amendment for each Power of Attorney referenced on the Signatures page of future variable product filings submitted under Rule 485.

In addition, as we discussed by telephone on December 10-11, after we filed the above-referenced Post-Effective Amendment No. 9 on October 30th, our Company's lead actuary determined that current charge increases for four riders could be less than the rates submitted for review. Therefore, we are reducing the proposed increases to current charges for the No Withdrawal Charge Rider (page
5) and three TSA NO WITHDRAWAL CHARGE RIDERS (page 6).

Also, unlike the Rule 485(a) filing where we incorporated by reference the statement of additional information ("SAI"), including the financial statements, we will include an updated SAI in the Rule 485(b) post-effective amendment. Therefore, on the Cover Page and Last Page, we are revising the effective date of the SAI. The only changes that we anticipate to the SAI are to revise the effective dates at the top of page 1 and to update the financial statements of the Depositor for the subsequent event.


We acknowledge: that the separate account is responsible for the adequacy and accuracy of the disclosure in the filings; staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and the separate account may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments concerning this filing, please telephone me at 402-467-7894, or our lead securities attorney, Ann Diers, at 402-467-7847. Thank you for your assistance.

Sincerely,


/s/ Sally R. Bredensteiner

Sally R. Bredensteiner
Assistant Counsel


Attachments

PROSPECTUS:  December 31, 2009

                                            [Ameritas Life Insurance Corp. Logo]
                                                                 A UNIFI Company

Overture Medley (R)

Flexible Premium
Deferred Variable Annuity Policy
                                         Ameritas Variable Separate Account VA-2
--------------------------------------------------------------------------------
        This prospectus describes the Policy, especially its Separate Account. The Policy is designed to help you, the Policy Owner, invest on a tax-deferred basis and meet long-term financial goals. It provides a menu of optional riders for you to select from to meet your particular needs; ask your sales representative or us which of these are available in your state. As an annuity, it also provides you with several ways to receive regular income from your investment. An initial minimum payment is required. Further investment is optional.

        You may allocate all or part of your investment among variable investment options (where you have the investment risk, including possible loss of principal) with allocated indirect interests in these non-publicly traded portfolios*:

AIM V.I. Series I                       DWS VS II Class A                     SUMMIT**
    Dynamics                                Dreman Small Mid Value VIP            Summit EAFE International Index - Class I
    Global Real Estate                      Global Thematic VIP                   Summit Inflation Protected Plus
    International Growth                FIDELITY (R) Service Class 2              Summit Lifestyle ETF Aggressive
ALGER Class O                               Asset Manager SM                      Summit Lifestyle ETF Conservative
    Balanced                                Asset Manager: Growth (R)             Summit Lifestyle ETF Target
AMERICAN CENTURY VP Class I                 Contrafund (R)                        Summit Nasdaq-100 Index
    Income & Growth                         Equity-Income                         Summit Natural Resources
    Mid Cap Value                           Growth                                Summit Russell 2000 Small Cap Index - Class I
CALVERT VARIABLE SERIES**                   High Income                           Summit S&P 500 Index
    Ameritas Core Strategies                Investment Grade Bond                 Summit S&P MidCap 400 Index - Class I
    Ameritas MidCap Growth                  Mid Cap                               Summit Zenith
    Ameritas MidCap Value                   Overseas                          T. ROWE PRICE
    Ameritas Money Market               MFS(R) VIT Initial Class                  Blue Chip Growth-II
    Ameritas Small Capitalization           New Discovery                     THIRD AVENUE
    Ameritas Small Company Equity           Research International                Value
    Income                                  Strategic Income                  UIF Class I
    Social Balanced                         Total Return                          Emerging Markets Equity
    Social Equity                           Utilities                             Global Value Equity
    Social International Equity         NEUBERGER BERMAN AMT Class I              International Magnum
DREYFUS Service Shares                      Regency                               U.S. Real Estate
    MidCap Stock                        PIMCO VIT Administrative Class
                                            Total Return

     * Short cites are used in this list. "Investment Options" uses complete Fund and Portfolio names.
     ** Affiliates. See note in "Investment Options" section.

or you may allocate part of your investment to a Fixed Account fixed interest rate option (where we have the investment risk and guarantee a certain return on your investment).

       The Policy includes a Guaranteed Lifetime Withdrawal Benefit ("GLWB") rider, which if activated, guarantees a series of annualized withdrawals from your Policy, regardless of the Policy value, until the death of the last surviving Covered Person. Policy expenses are higher when the GLWB is activated and if other optional riders are selected.

       A Statement of Additional Information, dated December 31, 2009, and other information about us and the Policy is on file with the Securities and Exchange Commission ("SEC") and is incorporated into this prospectus by reference. For a free copy, access it on the SEC's web site (www.sec.gov, select "Search for Company Filings," select "file number," then type "333-142483"), or write or call us. The Table of Contents for the Statement of Additional Information is on the last page of this prospectus.

Please Read this Prospectus Carefully and Keep It for Future Reference. It provides information you should consider before investing in a Policy. Prospectuses for the portfolios underlying the Subaccount variable investment options are available without charge from your sales representative or from our Service Center.

     The SEC does not pass upon the accuracy or adequacy of this prospectus, and has not approved or disapproved the Policy. Any representation to the contrary is a criminal offense.

              NOT FDIC INSURED | MAY LOSE VALUE | NO BANK GUARANTEE

                  Ameritas Life Insurance Corp. (we, us, our, Ameritas)
            Service Center, P.O. Box 82550, Lincoln, Nebraska 68501.
                      1-800-745-1112. www.ameritas.com

Contacting Us. To answer your questions or to send additional premiums, contact your sales representative or write or call us at:

                          Ameritas Life Insurance Corp.
                                 Service Center
                                 P.O. Box 82550
                             Lincoln, Nebraska 68501
                                       Or
                                 5900 "O" Street
                             Lincoln, Nebraska 68510
                            Telephone: 1-800-745-1112
                               Fax: 1-402-467-7335
                         Interfund Transfer Request Fax:
                                 1-402-467-7923
                                www.ameritas.com

Express mail packages should be sent to our street address, not our P.O. Box address.

Remember, the Correct Form of Written Notice "in good order" is important for us to accurately process your Policy elections and changes. Many forms can be found on the on-line services section of our web site. Or, call us at our toll-free number and we will send you the form you need and tell you the information we require.

Facsimile Written Notice. To provide you with timely service, we accept some Written Notice by facsimile. However, by not requiring your original signature, there is a greater risk unauthorized persons can manipulate your signature and make changes on your Policy (including withdrawals) without your knowledge. We are entitled to act upon facsimile signatures that reasonably appear to us to be genuine.

Make checks payable to:
"Ameritas Life Insurance Corp."

TABLE OF CONTENTS                                          Begin on Page
--------------------------------------------------------------------------------
DEFINED TERMS.........................................................3
POLICY OVERVIEW.......................................................3
         Policy Operation                                             4
         Tax-Qualified Plans                                          4
CHARGES...............................................................5
         Examples of Expenses                                         9
FINANCIAL INFORMATION................................................11
         Accumulation Unit Values                                    11
         Financial Statements                                        11
CHARGES EXPLAINED....................................................11
         Withdrawal Charge                                           11
         Mortality and Expense Risk Charge                           12
         Administrative Charges                                      12
         Transfer Fee                                                12
         Tax Charges                                                 13
         403(b) Tax Sheltered Annuity Charges                        13
         Fees Charged by the Portfolios                              13
         Value+ Option Charge                                        13
         Guaranteed Lifetime Withdrawal Benefit ("GLWB") Charge      13
         Other Optional Rider Charges                                13
         Waiver of Certain Charges                                   13
INVESTMENT OPTIONS...................................................14
         Separate Account Variable Investment Options                14
         Fixed Account Investment Option                             17
         Transfers                                                   17
         Third Party Services                                        18
         Disruptive Trading Procedures                               18
         Systematic Transfer Programs                                19
         Model Asset Allocation Program                              20
IMPORTANT POLICY PROVISIONS..........................................23
         Policy Application and Issuance                             23
         Your Policy Value                                           24
         Telephone Transactions                                      25
         Death of Annuitant                                          25
         Delay of Payments                                           25
         Beneficiary                                                 25
         Minor Owner or Beneficiary                                  26
         Policy Changes                                              26
         Policy Termination                                          26
         Optional Riders                                             26
POLICY DISTRIBUTIONS.................................................27
         Withdrawals                                                 27
         Loans (403(b) Plans Only)                                   28
         Death Benefits                                              29
         Annuity Income Benefits                                     34
         GLWB Rider                                                  35
FEDERAL INCOME TAX MATTERS...........................................40
MISCELLANEOUS........................................................42
         About Our Company                                           42
         Distribution of the Policies                                42
         Voting Rights                                               42
         Legal Proceedings                                           42
APPENDIX A: Accumulation Unit Values................................A-1
APPENDIX B: Tax-Qualified Plan Disclosures..........................B-1
         IMSA..................................................Last Page
         Statement of Additional Information Table of Contents.Last Page

Overture Medley (R)                   -2-

CHARGES
--------------------------------------------------------------------------------
               (x= Base Policy;  y = Optional Fee)
               -----------------------------------
         The following tables describe the fees and expenses that you will pay when buying, owning, and surrendering the Policy. The first table describes the fees and expenses that you will pay at the time that you buy the Policy, surrender the Policy, or transfer Policy value between investment options. We may increase CURRENT FEES, but we guarantee that each CURRENT FEE will never exceed the corresponding GUARANTEED MAXIMUM FEE.

--------------------------------------------------------------------------------------------------------------------
TRANSACTION FEES
--------------------------------------------------------------------------------------------------------------------

                                                                     Guaranteed Maximum Withdrawal Charges

--------------------------------------------------------------------------------------------------------------------
PREMIUM WITHDRAWAL CHARGES (1)                                         Years since receipt of premium:
(deducted as a % of each premium withdrawn)
-------------------------------------------------------- ----- ----- ----- ----- ----- ---- ----- ----- ----- ------
                                                          1     2     3     4     5     6    7     8     9     10+
-------------------------------------------------------- ----- ----- ----- ----- ----- ---- ----- ----- ----- ------
 x   9-Year Base Policy Withdrawal Charge                 8%    8%    8%    7%    7%   6%    5%    4%    2%    0%
-------------------------------------------------------- ----- ----- ----- ----- ----- ---- ----- ----- ----- ------
 y   7-Year Withdrawal Charge Rider                       7%    6%    5%    4%    3%   2%    1%    0%     -     -
-------------------------------------------------------- ----- ----- ----- ----- ----- ---- ----- ----- ----- ------
 y   5-Year Withdrawal Charge Rider                       7%    7%    6%    4%    2%   0%     -     -     -     -
-------------------------------------------------------- ----- ----- ----- ----- ----- ---- ----- ----- ----- ------
 Y   No Withdrawal Charge Rider                           0%     -     -     -     -     -    -     -     -     -
-------------------------------------------------------- ----- ----- ----- ----- ----- ---- ----- ----- ----- ------
 y   403(b) TSA Endorsement 7 Year Withdrawal Charge      8%    8%    8%    7%    6%   5%    3%    0%     -     -
-------------------------------------------------------- ----- ----- ----- ----- ----- ---- ----- ----- ----- ------

                                                                                  -------------------- --------------------
                                                                                        Guaranteed
                                                                                          Maximum           Current Fees
                                                                                           Fees
--------------------------------------------------------------------------------  -------------------- --------------------
TRANSFER FEE (per transfer)
x    First 15 transfers per Policy Year                                                   NONE                NONE
x    Over 15 transfers in one Policy Year, we may charge                                  $10                 $10
--------------------------------------------------------------------------------  -------------------- --------------------
STATE PREMIUM TAXES (rates vary by state)(2)                                                               0% to 3.5%
--------------------------------------------------------------------------------  -------------------- --------------------
LOAN ORIGINATION FEE (3)                                                                  $40                 $25
--------------------------------------------------------------------------------  -------------------- --------------------

         The next table describes the fees and expenses that you will pay periodically during the time that you own the Policy, to equal the annualized charges shown, not including Subaccount portfolio operating fees and expenses.
------------------------------------------------------------------------------------------------------ --------------------
ANNUAL FEES and EXPENSES
-------------------------------------------------------------------------------- --------------------- --------------------
                                                                                        Guaranteed
                                                                                          Maximum           Current Fees
                                                                                           Fees
--------------------------------------------------------------------------------  -------------------- --------------------
ANNUAL POLICY FEES
    Waived if Policy value is at least $50,000 on a Policy Anniversary. (4)
--------------------------------------------------------------------------------  -------------------- --------------------
x    ANNUAL POLICY FEE                                                                    $40                  $40
y    Optional MINIMUM INITIAL PREMIUM RIDER ANNUAL POLICY FEE (5)                         $40                  $40
------------------------------------------------------------------------------------------------------ --------------------
ANNUAL WITHDRAWAL FEES
         Deducted monthly to equal the annual % shown.
--------------------------------------------------------------------------------  -------------------- --------------------

x    Base Policy Withdrawal Charge:                                                       NONE                NONE
y    ANNUAL FEES FOR OPTIONAL WITHDRAWAL CHARGE RIDERS:
y    7-Year Withdrawal Charge Rider                                                      0.40%               0.35%
y    5-Year Withdrawal Charge Rider                                                      0.60%               0.50%
Y    No Withdrawal Charge Rider (6)                                                      1.25%               0.75%
y    403(b) Tax Sheltered Annuity Endorsement (7)                                        0.40%               0.30%

------------------------------------------------------------------------------------------------------ --------------------
SEPARATE ACCOUNT ANNUAL EXPENSES
         Deducted daily from assets allocated to the Separate Account to equal the annual % shown.
--------------------------------------------------------------------------------  -------------------- --------------------
x  MORTALITY & EXPENSE RISK CHARGE                                                       0.75%               0.65%
x  ADMINISTRATIVE EXPENSE FEE                                                            0.25%               0.20%
------------------------------------------------------------------------------------------------------ --------------------

(1) Current Withdrawal Charges are the same as Guaranteed Maximum Withdrawal Charges. Premium Withdrawal Charges may differ in some states, but will not exceed the maximum.
(2) Tax rates and timing of payment vary by state and may change. Currently we do not charge for state taxes other than premium taxes, although we reserve the right to levy charges for taxes or other economic burdens in the future. See the CHARGES EXPLAINED section.
(3) On Policies issued after January 1, 2002 with the 403(b) Tax Sheltered Annuity Endorsement (not applicable to Policies issued prior to January 1, 2002 or in states where fee not approved). Waived if loan repayment is established on an automatic basis.
(4) Annual Policy Fee waived only in those Policy Years that Policy value is at least $50,000 on a Policy Anniversary. Minimum Initial Premium Rider Annual Policy Fee waived in all years after condition is met.
(5) Waived for 403(b) Policies issued with the 403(b) Minimum Initial Premium Rider in Policy Years when total annual net premium (premiums less withdrawals) is $2,000 or greater.
(6) Available for Policies issued on or after September 24, 2008. Other riders that may be used with the No Withdrawal Charge Rider are: Guaranteed Lifetime Withdrawal Benefit and the Guaranteed Minimum Death Benefit - 1-Year "Periodic Step-Up."
(7) REQUIRED for 403(b) Policies issued after January 1, 2002. 403(b) TSA Endorsement 7-Year Premium Withdrawal Charge schedule applies in all states except SC and WA; in those states a 9-Year Premium Withdrawal Charge schedule applies. The PA 7-year schedule varies from this chart.

Overture Medley (R)                   -5-

--------------------------------------------------------------------------------- ---------------- -----------------
OPTIONAL RIDER/ENDORSEMENT FEES
         Deducted monthly from Policy value to equal the annual % shown.
--------------------------------------------------------------------------------- ---------------- -----------------
                                                                                     Guaranteed
                                                                                      Maximum           Current
                                                                                        Fees             Fees
--------------------------------------------------------------------------------- ---------------- -----------------

y    MINIMUM INITIAL PREMIUM RIDER
     Waived if Policy value is at least $50,000 on a Policy Anniversary.               0.55%            0.35%

--------------------------------------------------------------------------------- ---------------- -----------------
y    FREE WITHDRAWAL RIDERS (8)
     y   10% "Free" Withdrawal Rider                                                   0.15%            0.10%
     y   Expanded "Free" Withdrawal Rider (9)                                          0.40%            0.35%
--------------------------------------------------------------------------------- ---------------- -----------------
y    GUARANTEED MINIMUM DEATH BENEFIT RIDERS
     y   1- Year "Periodic Step-Up" Guaranteed Minimum Death Benefit                   0.55%            0.35%
     y   "5% Roll-Up" Guaranteed Minimum Death Benefit                                 0.75%            0.45%
     y   "Greater Of" Guaranteed Minimum Death Benefit                                 0.80%            0.50%
--------------------------------------------------------------------------------- ---------------- -----------------
y    ESTATE PROTECTION BENEFIT ("EPB") RIDER
         Issue ages 0-70                                                               0.40%            0.30%
         Issue ages 71-80                                                              0.80%            0.70%
--------------------------------------------------------------------------------- ---------------- -----------------
y    EXPANDED ESTATE PROTECTION BENEFIT ("EEPB") RIDER
         Issue ages 0-70                                                               0.45%            0.35%
         Issue ages 71-80                                                              1.00%            0.90%
--------------------------------------------------------------------------------- ---------------- -----------------
y    403(b) TAX SHELTERED ANNUITY ENDORSEMENT (10)
--------------------------------------------------------------------------------- ---------------- -----------------

     y   TSA MINIMUM INITIAL PREMIUM RIDER
         Waived once Policy value is at least $50,000 on a Policy Anniversary.         0.60%            0.45%
--------------------------------------------------------------------------------- ---------------- -----------------
     y   TSA HARDSHIP WAIVER RIDER                                                     0.25%            0.25%
--------------------------------------------------------------------------------- ---------------- -----------------
     y   TSA NO WITHDRAWAL CHARGE RIDERS
         Large Case (Initial premium is $25,000 or greater.)                           0.45%            0.30%
         Small Case (Initial premium is less than $25,000.)
             When Policy value is $50,000 or less ...                                  0.55%            0.35%
             Once Policy value exceeds $50,000 ...                                     0.45%            0.30%
--------------------------------------------------------------------------------- ---------------- -----------------
y    VALUE+ OPTION  (9)                                                                0.55%            0.55%
--------------------------------------------------------------------------------- ---------------- -----------------
o    GUARANTEED LIFETIME WITHDRAWAL BENEFIT ("GLWB") RIDER
     (Deducted from the Policy value monthly during the Accumulation and
     Withdrawal Phases. There are no fees during the Inactive Phase.)
            Single Life                                                                 0.95%           0.95% (12)
            Joint Spousal - for non-qualified plans only                                1.10%           1.10% (12)
--------------------------------------------------------------------------------- ---------------- -----------------
Total Cost of Highest Combination of Optional Fees (13)                                 4.60%           3.80%
--------------------------------------------------------------------------------------------------------------------

PORTFOLIO COMPANY OPERATING EXPENSES (for the year ended December 31, 2008)
         The next table shows the minimum and maximum total operating expenses charged by the portfolio companies, before and after any waivers or reductions, that you may pay periodically during the time that you own the contract, followed by a table showing additional information for each portfolio company. More detail concerning each portfolio company's fees and expenses is contained in the prospectus for each portfolio company.

-------------------------------------------------------------------------------- -------------------- --------------
TOTAL ANNUAL PORTFOLIO COMPANY OPERATING EXPENSES
     Expenses that are deducted from portfolio company assets, including             Minimum           Maximum
     management fees, distribution and/or service (12b-1) fees, and other expenses
------------------------------------------------------------------------------- -------------------- ---------------
Before any Waivers and Reductions                                                      0.37% (1)         5.78% (2)
------------------------------------------------------------------------------- -------------------- ---------------
After any Waivers and Reductions (explained in the footnotes to the Portfolio          0.37% (1)         5.78% (2)
Expenses Table at the end of this section; only those waivers guaranteed for one year after the effective date of this prospectus are used to determine expenses in this "Minimum - Maximum" chart)
------------------------------------------------------------------------------- -------------------- ---------------
(1)  Calvert Variable Series Ameritas Money Market Portfolio
(2)  Summit Lifestyle ETF Aggressive Portfolio

(8) Also see the No Withdrawal Charge Rider in the ANNUAL WITHDRAWAL FEES section, previous page. Only one free withdrawal rider may be selected for each Policy.
(9) The Expanded "Free" Withdrawal Rider is not available for Policies issued on or after January 1, 2010.

(10) REQUIRED for 403(b) Policies issued after January 1, 2002. 403(b) TSA Endorsement 7-Year Premium Withdrawal Charge schedule in all states except SC and WA; in those states the base Policy 9-Year Premium Withdrawal Charge schedule applies. The PA 7-year schedule varies from this chart. (We will provide you with the correct schedule for your state prior to your purchase of a Policy.) The endorsement also includes a loan option and waiver of withdrawal charge upon disability or severance of employment after the ninth Policy Anniversary.

(11) The Value+ Option is not available for Policies issued on or after November 5, 2007.
(12) Beginning January 1, 2010, current GLWB Rider fees will become effective on the next Policy Anniversary for all GLWB Riders except those in the Withdrawal Phase. Fees will remain at a rate of 0.60% for Single Life and 0.75% for Joint Spousal for GLWB Riders that entered the Withdrawal Phase prior to May 1, 2009 and GLWB Riders that entered the Accumulation Phase prior to May 1, 2009 and then the Withdrawal Phase prior to their next Policy Anniversary date after January 1, 2010. All other GLWB riders, including those that entered the Accumulation Phase prior to May 1, 2009, but have not entered the Withdrawal Phase prior to the next Policy Anniversary following January 1, 2010, will be charged rates of 0.95% for Single Life and 1.10% for Joint Spousal. Current rates for GLWB Riders are subject to change as described in the CHARGES EXPLAINED section.

(13) The Total Cost of Highest Combination of Optional Fees consists of the Mortality and Expense Risk Charge, Administrative Expense Fee of the Base Policy (with its 9-year surrender charge period), as well as the fees for the Minimum Initial Premium Rider, 10% "Free" Withdrawal Rider, "Greater Of" Guaranteed Minimum Death Benefit Rider, Expanded Estate Protection Benefit Rider for Issue Ages 71-80 (the fees for this rider are less for Issue Ages 0-70), and GLWB Joint Spousal.

Overture Medley (R)                   -6-

9-year Withdrawal Charge

                                ------------------------------------------------------------------------------------
                                  Surrender Policy at the     Annuitize Policy at the        Policy is neither
                                  end of the time period.     end of the time period.         surrendered nor
                                            ($)                         ($)                   annuitized. ($)
                                ------------------------------------------------------------------------------------
EXAMPLE                         1 Yr   3 Yr   5 Yr   10 Yr  1 Yr   3 Yr   5 Yr   10 Yr  1 Yr   3 Yr   5 Yr   10 Yr
 ------------------------------ ------ ------ ------ ------ ------ ------ ------ ------ ------ ------ ------ -------
   Maximum Expenses with GLWB   $1,848 $3,772 $5,387 $8,196 $1,848 $2,972 $4,687 $8,196 $1,048 $2,972 $4,687 $8,196
   - joint spousal (1)
 ------------------------------ ------ ------ ------ ------ ------ ------ ------ ------ ------ ------ ------ -------
   Maximum Expenses with GLWB   $1,834 $3,737 $5,339 $8,140 $1,834 $2,937 $4,639 $8,140 $1,034 $2,937 $4,639 $8,140
   - single life (1)
 ------------------------------ ------ ------ ------ ------ ------ ------ ------ ------ ------ ------ ------ -------
   Maximum Policy Expenses      $1,746 $3,513 $5,024 $7,753 $1,746 $2,713 $4,324 $7,753   $946 $2,713 $4,324 $7,753
   without GLWB Rider (2)
 ------------------------------ ------ ------ ------ ------ ------ ------ ------ ------ ------ ------ ------ -------
   Minimum Policy Expenses (3)    $974 $1,336 $1,617 $1,961   $974   $536   $917 $1,961   $174   $536   $917 $1,961
 ------------------------------ ------ ------ ------ ------ ------ ------ ------ ------ ------ ------ ------ -------

(1) Maximum Policy Expense Fees. This example assumes maximum charges of 1.00% for Separate Account annual expenses, a $40 guaranteed maximum Policy fee, 2.50% of other Policy value annual expenses for the most expensive combination of optional riders with a 9-year Withdrawal Charge (the Minimum Initial Premium, 10% Free Withdrawal Rider, Expanded Estate Protection Benefit ("EEPB") at Issue Ages 71-80 (EEPB fees are less for typical Policy Owners who are Issue Ages 0-70), and "Greater Of" Guaranteed Minimum Death Benefit), applicable guaranteed maximum fee for the Guaranteed Lifetime Withdrawal Benefit optional rider (0.95% for single life, 1.10% for joint spousal) plus the maximum fees and expenses before any waivers or reductions of any of the portfolio companies (5.78%).
(2) Maximum Policy Expense Fees without GLWB Rider. This example assumes maximum charges of 1.00% for Separate Account annual expenses, a $40 guaranteed maximum Policy fee, 1.95% of other Policy value annual expenses for the most expensive combination of optional riders with a 9-year Withdrawal Charge (the Minimum Initial Premium, 10% Free Withdrawal Rider, Expanded Estate Protection Benefit at Issue Ages 71-80 (EEPB fees are less for typical Policy Owners who are Issue Ages 0-70), and "Greater Of" Guaranteed Minimum Death Benefit), plus the maximum fees and expenses before any waivers or reductions of any of the portfolio companies (5.78%).
(3) Minimum Policy Expense Fees. This example assumes current charges of 0.85% for Separate Account annual expenses, a $40 current Policy fee, 0.10% of Policy value annual expenses for the 10% Free Withdrawal Rider, plus the minimum fees and expenses after any waivers or reductions of any of the portfolio companies (0.37%).

7-year Withdrawal Charge

                                ------------------------------------------------------------------------------------
                                  Surrender Policy at the     Annuitize Policy at the        Policy is neither
                                  end of the time period.     end of the time period.         surrendered nor
                                            ($)                         ($)                   annuitized. ($)
                                ------------------------------------------------------------------------------------
EXAMPLE                         1 Yr   3 Yr   5 Yr   10 Yr  1 Yr   3 Yr   5 Yr   10 Yr  1 Yr   3 Yr   5 Yr   10 Yr
 ------------------------------ ------ ------ ------ ------ ------ ------ ------ ------ ------ ------ ------ -------
   Maximum Expenses with GLWB   $1,785 $3,564 $5,113 $8,342 $1,785 $3,064 $4,813 $8,342 $1,085 $3,064 $4,813 $8,342
   - joint spousal (1)
 ------------------------------ ------ ------ ------ ------ ------ ------ ------ ------ ------ ------ ------ -------
   Maximum Expenses with GLWB   $1,771 $3,529 $5,066 $8,288 $1,771 $3,029 $4,766 $8,288 $1,071 $3,029 $4,766 $8,288
   - single life (1)
 ------------------------------ ------ ------ ------ ------ ------ ------ ------ ------ ------ ------ ------ -------
   Maximum Policy Expenses      $1,683 $3,308 $4,759 $7,922 $1,683 $2,808 $4,459 $7,922   $983 $2,808 $4,459 $7,922
   without GLWB Rider (2)
 ------------------------------ ------ ------ ------ ------ ------ ------ ------ ------ ------ ------ ------ -------
   Minimum Policy Expenses (3)    $909 $1,143 $1,399 $2,339   $909   $643 $1099  $2,339   $209   $643 $1,099 $2,339
 ------------------------------ ------ ------ ------ ------ ------ ------ ------ ------ ------ ------ ------ -------

(1) Maximum Policy Expense Fees. This example assumes maximum charges of 1.00% for Separate Account annual expenses, a $40 guaranteed maximum Policy fee, 2.90% of other Policy value annual expenses for the most expensive combination of optional riders with a 7-year Withdrawal Charge (the Minimum Initial Premium, 10% Free Withdrawal Rider, Expanded Estate Protection Benefit at Issue Ages 71-80 (EEPB fees are less for typical Policy Owners who are Issue Ages 0-70), "Greater Of" Guaranteed Minimum Death Benefit), and 7-year Withdrawal Charge, applicable guaranteed maximum fee for the Guaranteed Lifetime Withdrawal Benefit optional rider (0.95% for single life, 1.10% for joint spousal) plus the maximum fees and expenses before any waivers or reductions of any of the portfolio companies (5.78%).
(2) Maximum Policy Expense Fees without GLWB Rider. This example assumes maximum charges of 1.00% for Separate Account annual expenses, a $40 guaranteed maximum Policy fee, 2.35% of other Policy value annual expenses for the most expensive combination of optional riders with a 7-year Withdrawal Charge (the Minimum Initial Premium, 10% Free Withdrawal Rider, Expanded Estate Protection Benefit at Issue Ages 71-80 (EEPB fees are less for typical Policy Owners who are Issue Ages 0-70), "Greater Of" Guaranteed Minimum Death Benefit), and 7-year Withdrawal Charge, plus the maximum fees and expenses before any waivers or reductions of any of the portfolio companies (5.78%).
(3) Minimum Policy Expense Fees. This example assumes current charges of 0.85% for Separate Account annual expenses, a $40 current Policy fee, 0.10% of Policy value annual expenses for the 10% Free Withdrawal Rider, 0.35% for a 7-year Withdrawal Charge, plus the minimum fees and expenses after any waivers or reductions of any of the portfolio companies (0.37%).

5-year Withdrawal Charge

                                ------------------------------------------------------------------------------------
                                  Surrender Policy at the     Annuitize Policy at the        Policy is neither
                                  end of the time period.     end of the time period.         surrendered nor
                                            ($)                         ($)                   annuitized. ($)
                                ------------------------------------------------------------------------------------
EXAMPLE                         1 Yr   3 Yr   5 Yr   10 Yr  1 Yr   3 Yr   5 Yr   10 Yr  1 Yr   3 Yr   5 Yr   10 Yr
 ------------------------------ ------ ------ ------ ------ ------ ------ ------ ------ ------ ------ ------ -------
   Maximum Expenses with GLWB   $1,803 $3,709 $5,075 $8,412 $1,803 $3,109 $4,875 $8,412 $1,103 $3,109 $4,875 $8,412
   - joint spousal (1)
 ------------------------------ ------ ------ ------ ------ ------ ------ ------ ------ ------ ------ ------ -------
   Maximum Expenses with GLWB   $1,789 $3,675 $5,028 $8,360 $1,789 $3,075 $4,828 $8,360 $1,089 $3,075 $4,828 $8,360
   - single life (1)
 ------------------------------ ------ ------ ------ ------ ------ ------ ------ ------ ------ ------ ------ -------
   Maximum Policy Expenses      $1,702 $3,456 $4,725 $8,003 $1,702 $2,856 $4,525 $8,003 $1,002 $2,856 $4,525 $8,003
   without GLWB Rider (2)
 ------------------------------ ------ ------ ------ ------ ------ ------ ------ ------ ------ ------ ------ -------
   Minimum Policy Expenses (3)    $925 $1,289 $1,376 $2,497   $925   $689 $1,176 $2,497   $225   $689 $1,176 $2,497
 ------------------------------ ------ ------ ------ ------ ------ ------ ------ ------ ------ ------ ------ -------

(1) Maximum Policy Expense Fees. This example assumes maximum charges of 1.00% for Separate Account annual expenses, a $40 guaranteed maximum Policy fee, 3.10% of other Policy value annual expenses for the most expensive combination of optional riders with a 5-year Withdrawal Charge (the Minimum Initial Premium, 10% Free Withdrawal Rider, Expanded Estate Protection Benefit at Issue Ages 71-80 (EEPB fees are less for typical Policy Owners who are Issue Ages 0-70), "Greater Of" Guaranteed Minimum Death Benefit), and 5-year Withdrawal Charge, applicable guaranteed maximum fee for the Guaranteed Lifetime Withdrawal Benefit optional rider (0.95% for single life, 1.10% for joint spousal) plus the maximum fees and expenses before any waivers or reductions of any of the portfolio companies (5.78%).
(2) Maximum Policy Expense Fees without GLWB Rider. This example assumes maximum charges of 1.00% for Separate Account annual expenses, a $40 guaranteed maximum Policy fee, 2.55% of other Policy value annual expenses for the most expensive combination of optional riders with a 5-year Withdrawal Charge (the Minimum Initial Premium, 10% Free Withdrawal Rider, Expanded Estate Protection Benefit at Issue

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Ages 71-80 (EEPB fees are less for typical Policy Owners who are Issue Ages 0-70), "Greater Of" Guaranteed Minimum Death Benefit), and 5-year Withdrawal Charge, plus the maximum fees and expenses before any waivers or reductions of any of the portfolio companies (5.78%).
(3) Minimum Policy Expense Fees. This example assumes current charges of 0.85% for Separate Account annual expenses, a $40 current Policy fee, 0.10% of Policy value annual expenses for the 10% Free Withdrawal Rider, 0.50% for a 5-year Withdrawal Charge, plus the minimum fees and expenses after any waivers or reductions of any of the portfolio companies (0.37%).

No Withdrawal Charge Rider

                                ------------------------------------------------------------------------------------
                                  Surrender Policy at the     Annuitize Policy at the        Policy is neither
                                  end of the time period.     end of the time period.         surrendered nor
                                            ($)                         ($)                   annuitized. ($)
                                ------------------------------------------------------------------------------------
EXAMPLE                         1 Yr   3 Yr   5 Yr   10 Yr  1 Yr   3 Yr   5 Yr   10 Yr  1 Yr   3 Yr   5 Yr   10 Yr
 ------------------------------ ------ ------ ------ ------ ------ ------ ------ ------ ------ ------ ------ -------
   Maximum Expenses with GLWB     $983 $2,808 $4,459 $7,922   $983 $2,808 $4,459 $7,922   $983 $2,808 $4,459 $7,922
   - joint spousal (1)
 ------------------------------ ------ ------ ------ ------ ------ ------ ------ ------ ------ ------ ------ -------
   Maximum Expenses with GLWB     $970 $2,773 $4,409 $7,860   $970 $2,773 $4,409 $7,860   $970 $2,773 $4,409 $7,860
   - single life (1)
 ------------------------------ ------ ------ ------ ------ ------ ------ ------ ------ ------ ------ ------ -------
   Maximum Policy Expenses        $881 $2,543 $4,081 $7,436   $881 $2,543 $4,081 $7,436   $881 $2,543 $4,081 $7,436
   without GLWB Rider (2)
 ------------------------------ ------ ------ ------ ------ ------ ------ ------ ------ ------ ------ ------ -------
   Minimum Policy Expenses (3)    $250   $765 $1,303 $2,755   $250   $765 $1,303 $2,755   $250   $765 $1,303 $2,755
 ------------------------------ ------ ------ ------ ------ ------ ------ ------ ------ ------ ------ ------ -------

(1) Maximum Policy Expense Fees. This example assumes maximum charges of 1.00% for Separate Account annual expenses, a $40 guaranteed maximum Policy fee, 1.80% of other Policy value annual expenses for the combination of a No Withdrawal Charge Rider, the 1-Year "Periodic Step-Up" Guaranteed Minimum Death Benefit rider, applicable guaranteed maximum fee for the Guaranteed Lifetime Withdrawal Benefit rider (0.95% for single life, 1.10% for joint spousal) plus the maximum fees and expenses before any waivers or reductions of any of the portfolio companies (5.78%).
(2) Maximum Policy Expense Fees without GLWB Rider. This example assumes maximum charges of 1.00% for Separate Account annual expenses, a $40 guaranteed maximum Policy fee, 1.80% of other Policy value annual expenses for the combination of a No Withdrawal Charge Rider, the 1-Year "Periodic Step-Up" Guaranteed Minimum Death Benefit rider, plus the maximum fees and expenses before any waivers or reductions of any of the portfolio companies (5.78%).
(3) Minimum Policy Expense Fees. This example assumes current charges of 0.85% for Separate Account annual expenses, a $40 current Policy fee, 0.85% of Policy value annual expenses for the No Withdrawal Charge Rider, plus the minimum fees and expenses after any waivers or reductions of any of the portfolio companies (0.37%).

FINANCIAL INFORMATION
--------------------------------------------------------------------------------
         ACCUMULATION UNIT VALUES

         We provide Accumulation Unit value history for each of the Separate Account variable investment options in Appendix A.

         FINANCIAL STATEMENTS

         Financial statements of the Subaccounts of the Separate Account and our company are included in the Statement of Additional Information. To learn how to get a copy, see the front or back page of this prospectus.

CHARGES EXPLAINED
--------------------------------------------------------------------------------
         (x = Base Policy Fee;  y = Optional Rider Fee)

         We may increase CURRENT FEES, but we guarantee that each CURRENT FEE will never exceed the corresponding GUARANTEED MAXIMUM FEE.

         The following adds to information provided in the CHARGES section. Please review both prospectus sections for information on charges.

         WITHDRAWAL CHARGE

         x We will deduct a withdrawal charge from Policy value upon a full surrender or partial withdrawal. We may also deduct a withdrawal charge from Policy value on the date annuity income payments begin from amounts applied to provide annuity payments. We do not assess a withdrawal charge on premiums after the second year since receipt that are then applied to the Life or Joint and Last Survivor annuity income options. This charge partially covers our distribution costs, including commissions and other promotional costs. Any deficiency is met from our general account, including amounts derived from the mortality and expense risk charge. If your Policy is issued as a 403(b) TSA Policy, any withdrawal charges will be waived after our receipt of satisfactory Written Notice on withdrawals:
       (a) upon your severance of employment after 9 years from the Policy Date;
       (b) due to your disability within the meaning of Code Section 72(m)(7) prior to your age 65.

         The amount of a partial withdrawal you request plus any withdrawal charge is deducted from the Policy value on the date we receive your withdrawal request. Partial withdrawals (including any charge) are deducted from the Subaccounts and the Fixed Account on a pro rata basis, unless you instruct us otherwise. The oldest premium is considered to be withdrawn first, the next oldest premium is considered to be withdrawn next, and so on (a "first-in, first-out" basis). All premiums are deemed to be withdrawn before any earnings.

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         Optional Withdrawal Charge Riders
         y The fees for optional withdrawal charge riders are deducted monthly from Policy value. These fees continue as long as the Policy is in force. Your election of one of the optional withdrawal charge riders must be made at issue of the Policy. The Expanded "Free" Withdrawal Rider is not available for Policies issued on or after December 31, 2009. If you elected the Expanded "Free" Withdrawal Rider, your current Separate Account annual expenses will total 1.20% of the average net asset value, assuming no charges for other riders. If you did not elect the Expanded "Free" Withdrawal Rider, your current Separate Account annual expenses will be 0.85%, again assuming no charges for other riders.

         Optional Free Withdrawal Riders
         The base Policy does not have any free withdrawal riders (allowing withdrawals not subject to a withdrawal charge).

         However, optional free withdrawal riders are available: See the POLICY
DISTRIBUTIONS: Withdrawals section of this prospectus for details. Current fees for optional free withdrawal riders are deducted from the Policy value on each Policy Month date, or if that date falls on a day other than a Business Day, the monthly charge will be deducted on the next Business Day.

         y A No Withdrawal Charge Rider is available for Policies issued on or after September 24, 2008. The charge for this rider is a percentage of the Policy value that will be deducted from the Policy value for the life of the Policy, and is referred to in the Policy Schedule as the "Monthly Charge." This rider may not be cancelled and will terminate when the Policy terminates. The fees for this rider continue as long as the Policy is in force.

         y The TSA No Withdrawal Charge Rider fees are deducted monthly from Policy value. Withdrawal charge fee rates are less for Large Policies (initial premium $25,000 or more) than for Small Policies. The withdrawal charge fee rate is also reduced when the Policy value exceeds $50,000 on a Policy Anniversary. This rider may not be cancelled and will terminate when the Policy terminates. The fees for this rider continue as long as the Policy is in force.

         y The TSA Hardship Waiver Rider fees are deducted monthly from Policy value. This rider automatically terminates if the Policy's tax-qualified status is changed from a 403(b) to an IRA. This rider may be cancelled at any time prior to exercising any of its benefits. Once the Rider's benefits are exercised, the Rider may not be cancelled and will continue as long as the Policy's tax-qualified status is a 403(b). The fees for this rider continue while it is in force.

         MORTALITY AND EXPENSE RISK CHARGE

         x We impose a daily fee to compensate us for the mortality and expense risks we have under the Policy. This fee is reflected in the Accumulation Unit values for each Subaccount.

         Our mortality risk arises from our obligation to make annuity payments and to pay death benefits prior to the Annuity Date. The mortality risk we assume is that annuitants will live longer than we project, so our cost in making annuity payments will be higher than projected. However, an annuitant's own longevity, or improvement in general life expectancy, will not affect the periodic annuity payments we pay under your Policy. Another mortality risk we assume is that at your death the death benefit we pay will be greater than the Policy value.

         Our expense risk is that our costs to administer your Policy will exceed the amount we collect through administrative charges. If the mortality and expense risk charge does not cover our costs, we bear the loss, not you. If the charge exceeds our costs, the excess is our profit. If the withdrawal charge does not cover our Policy distribution costs, the deficiency is met from our general account assets, which may include amounts, if any, derived from this mortality and expense risk charge.

         ADMINISTRATIVE CHARGES
         Administrative fees help us cover our cost to administer your Policy.

         Administrative Expense Fee
         x This annual fee is reflected in the Accumulation Unit values for each Subaccount.

         Annual Policy Fee
         x We reserve the right to charge an annual Policy fee.
         y The optional Minimum Initial Premium Rider has a current annual
           Policy fee.

         Any Policy fee is deducted from your Policy value on the last Business Day of each Policy Year and upon a complete surrender. This fee is levied by canceling Accumulation Units and making a deduction from the Fixed Account. It is deducted from each Subaccount and the Fixed Account in the same proportion that the value in each Subaccount and the Fixed Account bears to the total Policy value. For the optional Minimum Initial Premium Rider for TSA Policies, we will also waive the annual Policy fee for Policy Years when total net premium (premium less withdrawals) is $2,000 or greater. We currently waive any Policy fee if the Policy value is at least $50,000 on a Policy Anniversary.

         TRANSFER FEE

         The first 15 transfers per Policy Year from Subaccounts or the Fixed Account are free. A transfer fee may be imposed for any transfer in excess of 15 per Policy Year. The transfer fee is deducted pro rata from each Subaccount (and, if applicable, the Fixed Account) in which the Owner is invested.

Overture Medley (R)                   -12-

         TAX CHARGES

         Some states and municipalities levy a tax on annuities, currently ranging from 0% to 3.5% of your premiums. These tax rates, and the timing of the tax, vary and may change. Presently, we deduct the charge for the tax in those states with a tax either (a) from premiums as they are received, or (b) upon applying proceeds to an annuity income option.

         No charges are currently made for taxes other than premium taxes. We reserve the right to levy charges in the future for taxes or other economic burdens resulting from taxes that we determine are properly attributable to the Separate Account.

         403(b) TAX SHELTERED ANNUITY CHARGES
         403(b) Tax Sheltered Annuity endorsements issued after January 1, 2002 include a 403(b) TSA Endorsement 7-Year Withdrawal Charge schedule in all states except SC and WA; in those states the base Policy 9-Year Withdrawal Charge schedule applies. The PA 7-Year schedule varies from the schedule used in other states. (We will provide you with the correct schedule for your state prior to your purchase of a Policy.) The 403(b) TSA Endorsement also includes a loan option and waiver of withdrawal charge upon disability or severance of employment after the ninth Policy Anniversary.

         FEES CHARGED BY THE PORTFOLIOS

         x Each Subaccount's underlying portfolio has investment advisory fees and expenses. They are set forth in this prospectus' CHARGES section and described in more detail in each fund's prospectus. A portfolio's fees and expenses are not deducted from your Policy value. Instead, they are reflected in the daily value of portfolio shares which, in turn, will affect the daily Accumulation Unit value of the Subaccounts. These fees and expenses help to pay the portfolio's investment advisory and operating expenses.

         VALUE+ OPTION CHARGE

         y If you elected the Value+ Option, your current Separate Account annual expenses will total 1.40% of the average net asset value for the first nine Policy Years, assuming no charges for other riders. If you did not elect the Value+ Option, your current Separate Account annual expenses will be 0.85% for all Policy Years, again assuming no charges for other riders.

         GUARANTEED LIFETIME WITHDRAWAL BENEFIT ("GLWB") CHARGE

          The guaranteed maximum and current annual charges for the GLWB rider are listed in the CHARGES section of this prospectus. Each fee is stated as a percentage that is multiplied by the Policy value. The current charge (0.95% annually for Single Life or 1.10% annually for Joint Spousal) will be deducted from the Policy value on each Monthly Anniversary, beginning with the Rider Activation Date. Beginning January 1, 2010, current GLWB rider fees will become effective on the next Policy Anniversary for all GLWB riders except those in the Withdrawal Phase. Fees will remain at a rate of 0.60% for Single Life and 0.75% for Joint Spousal for:
     a.  GLWB riders that entered the Withdrawal Phase prior to May 1, 2009; and
     b. GLWB riders that entered the Accumulation Phase prior to May 1, 2009 and then the Withdrawal Phase prior to their next Policy Anniversary date after January 1, 2010.
All other GLWB riders, including those that entered the Accumulation Phase prior to May 1, 2009, but have not entered the Withdrawal Phase prior to the next Policy Anniversary following January 1, 2010, will be charged rates of 0.95% for Single Life and 1.10% for Joint Spousal. Current fee rates for GLWB riders are subject to change as described below. If you activate this rider, the charges for the Policy and for the rider will be deducted on a pro-rata basis from all Subaccounts in the asset allocation model you select.

         The rider charge is subject to change upon Rider Activation Date, Policy Anniversary, or upon reset as described in the Reset Feature section of the GLWB rider description. The rider charge will not exceed the guaranteed maximum fee for this rider listed in the CHARGES section. The rider charge will not be deducted while the rider is in the Inactive Phase, after the Policy value reduces to zero, or if the rider is terminated.

         OTHER OPTIONAL RIDER CHARGES
         y Charges for each of the other optional riders are shown in this prospectus' CHARGES section.

         WAIVER OF CERTAIN CHARGES

         When the Policy is sold in a manner that results in savings of sales or administrative expenses, we reserve the right to waive all or part of any fee we charge under the Policy (excluding fees charged by the portfolios). Factors we consider include one or more of the following: size and type of group to whom the Policy is issued; amount of expected premiums; relationship with us (employee of us or an affiliated company, receiving distributions or making transfers from other policies we or one of our affiliates issue or transferring amounts held under qualified retirement plans we or one of our affiliates sponsor); type and frequency of administrative and sales services provided; or level of annual maintenance fee and withdrawal charges. In an exchange of another policy we or an affiliated company issued and where the withdrawal charge has been waived, the withdrawal charge for this Policy may be determined based on the dates premiums were received in the prior policy. Any fee waiver will not be discriminatory and will be done according to our rules in effect at the time the Policy is issued. We reserve the right to change these rules. The right to waive any charges may be subject to state approval.

Overture Medley (R)                   -13-

INVESTMENT OPTIONS
--------------------------------------------------------------------------------
         We recognize you have very personal goals and investment strategies. The Policy allows you to choose from a wide array of investment options - each chosen for its potential to meet specific investment objectives.

         You may allocate all or a part of your premiums among the Separate Account variable investment options or the Fixed Account fixed interest rate option. Allocations must be in whole percentages and total 100%. For Policies issued with the No Withdrawal Charge Rider, the allocation of any premium to the Fixed Account may not exceed 25% of that premium without our consent. If our prior consent is not received, we reserve the right to reallocate any excess Fixed Account allocation proportionately to the remaining investment options you selected in your latest allocation instructions. The variable investment options, which invest in underlying portfolios, are listed and described in this section of this prospectus.

The value of your Policy will go up [arrow symbol pointing up] or down [arrow symbol pointing down] based on the investment performance of the variable investment options you choose. The investment results of each variable investment option are likely to differ significantly, and vary over time. They do not earn a fixed interest rate. Please consider carefully, and on a continuing basis, which investment options best suit your long-term investment objectives and risk tolerance.

         SEPARATE ACCOUNT VARIABLE INVESTMENT OPTIONS

         The Separate Account provides you with variable investment options in the form of underlying portfolio investments. Each underlying portfolio is an open-end investment management company. When you allocate investments to an underlying portfolio, those investments are placed in a Subaccount of the Separate Account corresponding to that portfolio, and the Subaccount in turn invests in the portfolio. The Policy value of your Policy depends directly on the investment performance of the portfolios that you select.

         The Separate Account is registered with the SEC as a unit investment trust. However, the SEC does not supervise the management or the investment practices or policies of the Separate Account or Ameritas. The Separate Account was established as a separate investment account of Ameritas Variable Life Insurance Company ("AVLIC") under Nebraska law on May 28, 1987. Effective May 1, 2007, AVLIC merged with and into Ameritas, and the Separate Account was transferred to Ameritas. Ameritas is now the issuer of the Policies and is the "Depositor" of the Separate Account. (See "About Our Company" in the prospectus for further information.) Under Nebraska law, Ameritas owns the Separate Account assets, but they are held separately from our other assets and are not charged with any liability or credited with any gain of business unrelated to the Separate Account. Any and all distributions made by the underlying portfolios, with respect to the shares held by the Separate Account, will be reinvested in additional shares at net asset value.

         We are responsible to you for meeting the obligations of the Policy, which are subject to the claims paying ability of our general account, but we do not guarantee the investment performance of any of the variable investment options' underlying portfolios. We do not make any representations about their future performance.

The underlying portfolios in the Separate Account are NOT publicly traded mutual funds, and are NOT the same as publicly traded mutual funds with very similar names. They are only available as separate account investment options in life insurance or variable annuity policies issued by insurance companies, or through participation in certain qualified pension or retirement plans.

Even if the investment options and policies of some underlying portfolios available under the Policy may be very similar to the investment objectives and policies of publicly traded mutual funds that may be managed by the same investment adviser, the investment performance and results of the portfolios available under the Policy may vary significantly from the investment results of such other publicly traded mutual funds.

You should read the prospectuses for the underlying portfolios together with this prospectus for more information.

      You bear the risk that the variable investment options you select may fail to meet their objectives, that they could go down in value, and that you could lose principal.

         Each Subaccount's underlying portfolio operates as a separate investment option, and the income or loss of one generally has no effect on the investment performance of any other. Complete descriptions of each variable investment option's investment objectives and restrictions and other material information related to an investment in the variable investment option are contained in the prospectuses for each of the underlying portfolios which accompany this prospectus.

Overture Medley (R)                   -14-
                    from the Fixed Account each month is 1/36th of the value of the Fixed Account at the time the Dollar Cost Averaging program is established. While a Dollar Cost Averaging program is in effect, elective transfers out of the Fixed Account are prohibited.
               - The Portfolio Rebalancing and Earnings Sweep systematic transfer programs have no minimum transfer limits.
          o The first 15 transfers each Policy Year are free. Thereafter, transfers may result in a $10 charge for each transfer. This fee is deducted on a pro-rata basis from balances in all Subaccounts and the Fixed Account; it is not subtracted from the amount of the transfer. Transfers under any systematic transfer program do count toward the 15 free transfer limit.
          o A transfer from the Fixed Account (except made pursuant to a systematic transfer program):
               -    may be made only once each Policy Year;
               -    may be delayed up to six months;
               -    is limited during any Policy Year to the greater of:
                    - 25% of the Fixed Account value on the date of the transfer during that Policy Year;

                    - the greatest amount of any non-systematic transfer out of the Fixed Account during the previous 13 months; or

                    -    $1,000.
          o For a Policy issued with a No Withdrawal Charge Rider, the amount transferred into the Fixed Account within any Policy Year (except made pursuant to a systematic transfer program) may not exceed 10% of the Policy value of all Subaccounts as of the most recent Policy Anniversary, unless the remaining value in any single Subaccount would be less than $1,000, in which case you may elect to transfer the entire value of that Subaccount to the Fixed Account.
          o We reserve the right to further restrict transfers to the Fixed Account provided that we provide notice to you no less than 30 days prior to the date the restriction becomes effective.
          o We reserve the right to limit transfers, or to modify transfer privileges, and we reserve the right to change the transfer rules at any time.
          o If the Policy value in any Subaccount falls below $100, we may transfer the remaining balance, without charge, proportionately to the remaining investment options you selected in your latest allocation instructions. We will notify you when such a transfer occurs. You may, within 60 days of the date of our notice, reallocate the amount transferred, without charge, to another investment option.
          o In the event you authorize telephone or Internet transfers, we are not liable for telephone or Internet instructions that we in good faith believe you authorized. We will employ reasonable procedures to confirm that instructions are genuine.

         THIRD-PARTY SERVICES

         Where permitted and subject to our rules, we may accept your authorization to have a third party (such as your sales representative or someone else you name) exercise transfers or investment allocations on your behalf. Third-party transfers and allocations are subject to the same rules as all other transfers and allocations. You can make this election on the application or by sending us Written Notice. Please note that any person or entity you authorize to make transfers or allocations on your behalf, including any investment advisory, asset allocation, money management or timing service, does so independently from any agency relationship they may have with us for the sale of the Policies. They are accountable to you alone for such transfers or allocations. We are not responsible for such transfers or allocations on your behalf, or recommendations to you, by such third-party services. You should be aware that fees charged by such third parties for their service are separate from and in addition to fees paid under the Policy.

         DISRUPTIVE TRADING PROCEDURES

         The Policy is not designed to serve as a vehicle for frequent trading in response to short-term fluctuations in the market. Such frequent trading, programmed transfers, or transfers that are large in relation to the total assets of a Subaccount's underlying portfolio can disrupt management of a Subaccount's underlying portfolio and raise expenses. This in turn can hurt performance of an affected Subaccount and therefore hurt your Policy's performance.

Organizations or individuals that use market timing investment strategies and make frequent or other disruptive transfers should not purchase the Policy.

         Policy Owners should be aware that we are contractually obligated to provide Policy Owner transaction data relating to trading activities to the underlying funds on Written Request and, on receipt of written instructions from a fund, to restrict or prohibit further purchases or transfers by Policy Owners identified by an underlying fund as having engaged in transactions that violate the trading policies of the fund.

         We reserve the right to reject or restrict, in our sole discretion, transfers initiated by a market timing organization or individual or other party authorized to give transfer instructions. We further reserve the right to impose restrictions on transfers that we determine, in our sole discretion, will disadvantage or potentially hurt the rights or interests of other Policy Owners. Restrictions may include changing, suspending or terminating telephone, on-line and facsimile transfer privileges. We will enforce any Subaccount underlying portfolio manager's restrictions imposed upon transfers considered by the manager to be disruptive. Our disruptive trading procedures

Overture Medley (R)                   -18-

IMSA

       We are a member of the Insurance Marketplace Standards Association ("IMSA"). IMSA is a voluntary membership organization created by the life insurance industry to promote ethical market conduct for individual life insurance and annuity products. Our membership in IMSA applies to us only and not to our products or affiliates.

                                    THANK YOU
for reviewing this prospectus. You should also review the series fund prospectuses for those Subaccount variable investment option underlying portfolios you wish to select.

                             IF YOU HAVE QUESTIONS,
                      contact your sales representative, or
                              write or call us at:

                          Ameritas Life Insurance Corp.
                                 Service Center
                                 P.O. Box 82550
                             Lincoln, Nebraska 68501
                                       or
                                 5900 "O" Street
                             Lincoln, Nebraska 68510
                            Telephone: 1-800-745-1112
                               Fax: 1-402-467-7335
                 Interfund Transfer Request Fax: 1-402-467-7923
                                www.ameritas.com

                           REMEMBER, THE CORRECT FORM
is important for us to accurately process your Policy elections and changes. Many can be found in the "on-line services" section of our web site. Or, call us at our toll-free number and we will send you the form you need.

STATEMENT OF ADDITIONAL INFORMATION TABLE OF CONTENTS

         A Statement of Additional Information, dated December 31, 2009, contains other information about the Separate Account and Ameritas, plus more details concerning the disclosures in this prospectus.

         For a free copy, access it on the SEC's web site (www.sec.gov, select "Search for Company Filings," select "file number," then type "333-142483"), or write or call us. Here is the Table of Contents for the Statement of Additional
Information:

                                            Begin on
                                              Page
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General Information and History                1
Services

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Purchase of Securities Being Offered           2
Underwriter

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Calculation of Performance                     3
  Standardized Performance Reporting
  Non-Standardized Performance Reporting
  Yields
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MORNINGSTAR(R) ASSET ALLOCATOR                 4
Model Asset Allocation Program offered
through Ameritas Investment Corp. ("AIC")

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Other Information                              6
Service Marks and Copyrights
Licensing Agreement
Financial Statements

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(R)  Ameritas Life Insurance Corp.

                       Ameritas Life Insurance Corp. Logo
                                 A UNIFI Company

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